UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 1, 2025

Axcelis Technologies, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-30941	34-1818596
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

108 Cherry Hill Drive
Beverly, Massachusetts 01915

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (978) 787-4000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.001 par value	ACLS	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.  Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 30, 2025, Axcelis Technologies, Inc., a Delaware corporation (“Axcelis”), Victory Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Axcelis (“Merger Sub”), and Veeco Instruments Inc., a Delaware corporation (“Veeco”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Veeco (the “Merger”), with Veeco surviving as a wholly-owned subsidiary of Axcelis.

The board of directors of each of Axcelis and Veeco (the “Axcelis Board” and the “Veeco Board”, respectively) have each unanimously (except for one (1) independent director who serves on the boards of both Axcelis and Veeco recusing himself) approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Veeco (“Veeco Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares that are owned by Axcelis, Veeco or Merger Sub or any wholly owned subsidiary of Axcelis, Veeco or Merger Sub) will be converted into the right to receive 0.3575 (the “Exchange Ratio”) newly issued shares of Axcelis common stock (the “Axcelis Common Stock”) (the “Common Stock Merger Consideration”). No fractional shares of Axcelis will be issued in the Merger, and Veeco stockholders will receive cash in lieu of fractional shares as part of the merger consideration (the “Fractional Shares Cash Amount”, and the Fractional Shares Cash Amount together with the Common Stock Merger Consideration will be referred to as the “Merger Consideration”), as specified in the Merger Agreement.

Following the Effective Time, Axcelis common stockholders will own approximately 58.4% of the shares of Axcelis Common Stock on a fully diluted basis, and Veeco common stockholders will own 41.6%.

Treatment of Stock-Based Awards – Veeco RSUs

As of the Effective Time, each then-outstanding Veeco restricted stock unit (a “Veeco RSU”) that is vested in accordance with its terms (each, a “Vested Veeco RSU”) will be canceled, and the holder thereof will be entitled to receive, subject to any applicable tax withholding (A) the Merger Consideration in respect of each share of Veeco Common Stock subject to such Vested Veeco RSU immediately prior to the Effective Time and (B) an amount in cash equal to all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Vested Veeco RSU.

As of the Effective Time, each then-outstanding Veeco RSU that is not a Vested Veeco RSU (each, an “Unvested Veeco RSU”) will be assumed by Axcelis and converted into a restricted stock unit (an “Axcelis RSU”) covering Axcelis Common Stock with the same terms and conditions as applied to the Unvested Veeco RSU immediately prior to the Effective Time, except that such Unvested Veeco RSUs will cover the number of whole shares of Axcelis Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Veeco Common Stock subject to such Unvested Veeco RSU and (B) the Exchange Ratio. All dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Unvested Veeco RSU will also be assumed and become an obligation in connection with the applicable Axcelis RSU.

Treatment of Stock-Based Awards – Veeco PSUs

As of the Effective Time, each then-outstanding Veeco performance-based stock unit (a “Veeco PSU”) that is vested in accordance with its terms (each, a “Vested Veeco PSU”) will be canceled, and the holder thereof will be entitled to receive, subject to any applicable tax withholding (A) the Merger Consideration in respect of each share of Veeco Common Stock subject to such Vested Veeco PSU immediately prior to the Effective Time (based on the achievement of the applicable performance metrics (x) for those Vested Veeco PSUs where the applicable performance period has elapsed prior to the Effective Time, at the actual level of performance as determined by the Compensation Committee of the Veeco Board in the ordinary course of business consistent with past practice at the conclusion of such performance period and (y) for those Vested Veeco PSUs where the applicable performance period has not elapsed prior to the Effective Time, at the greater of (i) target level of performance or (ii) actual performance through the most recent practicable date prior to the date on which the closing occurs (the “Closing Date”), as determined in good faith and consistent with past practice by the Compensation Committee of the Veeco Board) and (B) an amount in cash equal to all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Vested Veeco PSU.

As of the Effective Time, each then-outstanding Veeco PSU that is not a Vested Veeco PSU (each, an “Unvested Veeco PSU”) will be assumed by Axcelis and converted into an Axcelis RSU covering Axcelis Common Stock with the same terms and conditions as applied to the Unvested Veeco PSU immediately prior to the Effective Time, except that each such Axcelis RSU will be subject solely to the service-based conditions applicable to the corresponding Unvested Veeco PSU and will cover that number of whole shares of Axcelis Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Veeco Common Stock subject to such Unvested Veeco PSU (based on the achievement of the applicable performance metrics at the greater of (i) target level of performance or (ii) actual performance through the most recent practicable date prior to the Closing Date, as determined in good faith and consistent with past practice by the Compensation Committee of the Veeco Board) and (B) the Exchange Ratio. All dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Unvested Veeco PSU will also be assumed and become an obligation of Axcelis in connection with the applicable Axcelis RSU.

Treatment of Stock-Based Awards – Restricted Stock

As of the Effective Time, each then-outstanding Veeco restricted stock award (each, a “Veeco RSA”) (whether vested or unvested) granted to a non-employee member of the Veeco Board (each, a “Veeco Director RSA”), will, to the extent not vested, become fully vested and canceled, and the holder thereof will be entitled to receive the Merger Consideration in respect of each share of Veeco Common Stock subject to such Veeco Director RSA immediately prior to the Effective Time.

At the Effective Time, each then-outstanding Veeco RSA that is not a Veeco Director RSA will be automatically, and without any required action on the part of the holder thereof, assumed by Axcelis and converted into a restricted stock award of Axcelis (each, an “Axcelis RSA”), with the same terms and conditions as were applicable to such Veeco RSA immediately prior to the Effective Time relating to the number of shares of Axcelis Common Stock equal to the product of (A) the number of shares of Veeco Common Stock subject to the Veeco RSA, as of immediately prior to the Effective Time and (B) the Exchange Ratio (rounded down to the nearest whole share).

Governance

The Merger Agreement provides that, upon the closing of the Merger, the Axcelis Board will be comprised of 11 members, consisting of (i) Thomas St. Dennis, who shall serve as chairman of the Axcelis Board as of immediately after the Effective Time, (ii) four directors designated by the Veeco Board, one of which will be William J. Miller, Veeco’s current Chief Executive Officer, and (iii) six directors designated by the Axcelis Board, two of which will be Russell Low, Axcelis’ current President and Chief Executive Officer, and Jorge Titinger, the current Chairperson of the Axcelis Board.

The Merger Agreement provides that Mr. Miller shall serve as Chairperson of the Technology Committee of the Axcelis Board.

The Merger Agreement provides that following the closing, the corporate name and ticker symbol of Axcelis will be changed to a corporate name and ticker symbol mutually agreed by Axcelis and Veeco prior to closing.

Under the terms of the Merger Agreement, as of the Effective Time, the corporate headquarters of Axcelis and Veeco will be located in Beverly, Massachusetts.

Conditions to the Merger

The consummation of the Merger is subject to customary closing conditions, including (i) the approval of the issuance of Axcelis Common Stock pursuant to the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of Axcelis Common Stock entitled to vote thereon, (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of Veeco Common Stock entitled to vote thereon, (iii) the absence of any law or order promulgated, entered, enforced, enacted or issued by any governmental entity that prohibits, restrains or makes illegal the consummation of the Merger, (iv) the shares of Axcelis Common Stock to be issued in the Merger (the “Axcelis Stock Issuance”) being approved for listing on the Nasdaq Global Select Market, (v) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the approval of the Merger by the State Administration for Market Regulation in the People’s Republic of China and receipt of, or expiration of applicable waiting periods in connection with, other government approvals, (vi) the Form S-4 Registration Statement of Axcelis, which will contain the joint proxy statement/prospectus of the parties in connection with the Merger, having become effective under the Securities Exchange Act of 1934 and not being the subject of any stop order or pending proceeding by the U.S. Securities and Exchange Commission (the “SEC”), (vii) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Axcelis and Veeco contained in the Merger Agreement, (viii) the compliance by each party with the covenants contained in the Merger Agreement, and (ix) the absence of a material adverse effect with respect to each of Axcelis and Veeco. The Merger is expected to close in 2026, subject to the satisfaction or waiving of the foregoing closing conditions.

Certain Other Terms of the Merger Agreement

The Merger Agreement includes certain representations, warranties and covenants, including, among other things, covenants by Axcelis and Veeco to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger and to refrain from taking certain actions specified in the Merger Agreement.

The parties have also agreed to use reasonable best efforts to consummate the Merger, including to obtain the regulatory approvals necessary to complete the Merger; provided that neither party is required to accept a remedy that, considered individually or in the aggregate, would have an adverse impact that is material to (a) the reasonably anticipated benefits to Axcelis or Veeco of the Merger, (b) the business of Axcelis and its subsidiaries, taken as a whole or (c) the business of Veeco and its subsidiaries, taken as a whole; provided further, that neither party is required to license any of its intellectual property to obtain regulatory approvals.

Neither Axcelis nor Veeco is permitted to solicit, initiate or knowingly encourage or knowingly induce, or take any other action intentionally designed to facilitate, any inquiries or the making of any competing proposals from third parties or to engage in discussions or negotiations with third parties regarding any competing proposals, subject to certain exceptions. Each party’s board of directors may change its recommendation to its stockholders in response to a superior proposal (but may not terminate the Merger Agreement to accept such superior proposal) or an intervening event if the board of directors determines in good faith that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

The Merger Agreement may be terminated upon the mutual written consent of Axcelis and Veeco. In addition, either Axcelis or Veeco may terminate the Merger Agreement in certain circumstances, including if (a) certain governmental entities have issued a final and non-appealable governmental order or enacted a law prohibiting the Merger or making the closing of the Merger illegal, (b) the Merger is not consummated by September 30, 2026, subject to successive automatic extensions until as late as June 30, 2027 if the only remaining conditions to be satisfied are regulatory approvals, (c) the Axcelis stockholders fail to approve the Axcelis Stock Issuance, (d) the Veeco stockholders fail to adopt the Merger Agreement, (e) the other party is in breach of the Merger Agreement in a manner that would result in a failure of an applicable closing condition (subject to the applicable cure period set forth in the Merger Agreement) or (f) the other party’s board of directors has changed its recommendation with respect to the Merger.

If the Merger Agreement is terminated by a party following a recommendation change of the board of directors of the other party, the non-terminating party will be required to pay the other party the following termination fee: (i) if the non-terminating party is Axcelis, a termination fee of $108,700,000; and (ii) if the non-terminating party is Veeco, a termination fee of $77,500,000. Each party may also be required to pay such termination fee if such party enters into a competing proposal within twelve months of termination of the Merger Agreement under certain circumstances. In addition, if the Merger Agreement is terminated by a party as a result of the other party’s failure to obtain stockholder approval, or is terminated by a party due to the other party’s breach of the Merger Agreement that would result in a failure of an applicable closing condition (subject to the applicable cure period set forth in the Merger Agreement), then the non-terminating party will be required to pay a fixed expense reimbursement amount of $15,000,000.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Axcelis or Veeco or to modify or supplement any factual disclosures about Axcelis or Veeco in public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Axcelis and Veeco made solely for the purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by Axcelis and Veeco in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to Axcelis’ or Veeco’s SEC filings. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and should not be relied upon as establishing factual matters.

Item 8.01. Other Events

On October 1, 2025, Axcelis and Veeco jointly issued a press release announcing their entry into the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional Information About the Potential Transaction and Where to Find It

In connection with the proposed transaction, Axcelis and Veeco intend to prepare, and Axcelis intends to file with the SEC, a registration statement on Form S-4 that will include a joint proxy statement/prospectus with respect to shares of Axcelis’ common stock to be issued in the transaction (the “joint proxy statement/prospectus”). Each of Axcelis and Veeco may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that Axcelis or Veeco may file with or furnish to the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Axcelis and Veeco. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about Axcelis, Veeco and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by Axcelis will be available free of charge on Axcelis’ website at investor.axcelis.com or by contacting Axcelis’ Investor Relations department by email at Investor-Relations@axcelis.com. Copies of the documents filed with or furnished to the SEC by Veeco will be available free of charge on Veeco’s website at ir.veeco.com or by contacting Veeco’s Investor Relations department by email at Investorrelations@veeco.com.

Participants in the Solicitation

Axcelis, Veeco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Axcelis, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Axcelis’ proxy statement for its 2025 annual meeting of stockholders, which was filed with or furnished to the SEC on March 31, 2025. Information about the directors and executive officers of Veeco, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Veeco’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 20, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to purchase or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements included in this document, and any related oral statements, that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Statements in this document other than historical facts, such as statements pertaining to: (i) future industry demand for semiconductors and wafer fabrication equipment; (ii) future development of regulatory landscape; (iii) Axcelis’ or Veeco’s market position for the future; (iv) forecasts of financial measures for future periods; (v) long-term financial targets and underlying assumptions; (vi) the future investment plan for research and development, technology and infrastructure; (vii) future shareholder returns; and (viii) potential synergies or other benefits of a potential transaction between Axcelis and Veeco, are forward-looking statements.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “budget,” “scheduled,” “forecasts,” “estimates,” “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could,” “would,” “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

These forward-looking statements are based on current information and assumptions and involve a number of risks and uncertainties, including relating to obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the proposed transaction, the expected timing of the proposed transaction and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or to complete the proposed transaction on anticipated terms and timing; negative effects of the announcement of the proposed transaction; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the proposed transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the proposed transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the proposed transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on Axcelis’, Veeco’s or the combined company’s relationships with suppliers, customers, employees and regulators; and demand for the combined company’s products. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: economic, political and social conditions in the countries in which Axcelis and Veeco, their respective customers and suppliers operate; disruption to Axcelis’ and Veeco’s respective manufacturing facilities or other operations, or the operations of Axcelis’ and Veeco’s respective customers and suppliers, due to natural catastrophic events, health epidemics or terrorism; ongoing changes in the technology industry, and the semiconductor industry in particular, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; Axcelis’, Veeco’s and the combined company’s ability to timely develop new technologies and products that successfully anticipate or address changes in the semiconductor industry; Axcelis’, Veeco’s and the combined company’s ability to maintain their respective technology advantage and protect their respective proprietary rights; Axcelis’, Veeco’s and the combined company’s ability to compete with new products introduced by their respective competitors; Axcelis’, Veeco’s and the combined company’s ability or the ability of their respective customers to obtain U.S. export control licenses for the sale of certain products or provision of certain services to customers in China.

For other factors that may cause actual results to differ materially from those projected and anticipated in forward-looking statements in this Current Report on Form 8-K, please refer to Axcelis’ most recent Annual Report on Form 10-K and Veeco's most recent Annual Report on Form 10-K, and other subsequent filings with the SEC made by Axcelis and/or Veeco. Unless required by law, we assume no obligation to, and do not currently intend to, update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits

(d)       Exhibits

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as September 30, 2025, by and among Axcelis Technologies, Inc., Veeco Instruments Inc. and Victory Merger Sub, Inc.

99.1	Press Release, dated as of October 1, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AXCELIS TECHNOLOGIES, INC.

	By:	/s/ Eileen J. Evans
Date: October 1, 2025	Eileen J. Evans
Executive Vice President HR/Legal and General Counsel